Exhibit 99.1


[PGS LOGO]

                                                                    NEWS RELEASE

FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
Sverre Strandenes, SVP Corporate Communications                    JUNE 18, 2003
Dag W. Reynolds, Director European IR
Phone:  +47 6752 6400
Suzanne M. McLeod, U.S. IR
Phone:  +1 281-589-7935



                      PGS ANNOUNCES AGREEMENT FOR PROPOSED
                             FINANCIAL RESTRUCTURING

     JUNE 18, 2003: OSLO, NORWAY - Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE: PGS; OTC: PGOGY) announced today that it has achieved agreement in principle on the terms for a proposed financial restructuring (the "Restructuring") with a majority of both its banks and bondholders and a substantial group of its largest shareholders. The parties to the agreement in principle have signed binding agreements to support the Restructuring on the proposed terms, subject to conclusion of definitive agreements and documentation and the satisfaction of certain specified conditions. A summary of this agreement follows:

     o An agreement in principle on the terms for a proposed financial restructuring has been achieved with 54% of PGS's banks and bondholders and a 20% group of its largest shareholders

     o The proposed agreement involves a rightsizing of the Company's debt to a sustainable level - from approximately US$2.5 billion to approximately US$1.2 billion

     o Rightsizing of the debt is achieved through conversion of the existing bank and bond debt into new debt and a majority of PGS's post-restructuring equity

     o Existing shareholders would be given 4% of PGS's post-restructuring equity and the right to acquire shares on fixed terms to reach 34% of the equity, subject to underwriting arrangements as detailed below

     o Holders of PGS Trust I Trust Preferreds would be given 5% of PGS's post-restructuring equity

     o Based on this pre-negotiated agreement in principle, the Company is likely to use a U.S. Chapter 11 procedure, at the Petroleum Geo-Services ASA (parent company) level, as the most effective mechanism to carry out the Restructuring

     o The Restructuring and proposed implementation process would allow PGS operating subsidiaries to continue full operations, leaving current and future customers, lessors, vendors, employees and subsidiary creditors unaffected

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


                           BASIS OF THE RESTRUCTURING

The terms of the Restructuring have been designed to:

     o maximize recovery to stakeholders by maintaining the value of the combined PGS group

     o provide a solid capital structure that supports a competitive and industry-leading business

     o give the Company a capital structure that is aligned with its projected future cash flows

     o offer creditors some flexibility in choosing the components of their recovery

     o allow existing PGS shareholders to retain an ongoing economic interest in the business

     The proposed Restructuring is based in part on a business plan for the present PGS product lines, which is summarized in Annex A. The Company now manages its businesses to maximize cash flow. This change in focus, together with a comprehensive cost reduction program, have been instrumental in achieving the agreement in principle. The Company's balance sheet and equity position post-restructuring, combined with its current operational performance, will provide a strong basis for its future operations.

     Recovery to PGS stakeholders would be maximized in the proposed Restructuring, through a balanced ownership structure representing both present creditors and shareholders. Post-restructuring, PGS's banks and bondholders would own 61% of the Company's shares and holders of the US$144.75 million of PGS Trust I Trust Preferred securities (the "Trust Preferreds") would own 5%. PGS's existing shareholders would own 34% of the Company shares, which includes an acquisition of 30% of the total post-restructuring shares, that would otherwise have been allocated to the banks and bondholders, for US$85 million.

     The practical implementation of the proposed Restructuring would most likely be through a court supervised reorganization plan, at the Petroleum Geo-Services ASA (parent company) level, pursuant to Chapter 11 of the U.S. Bankruptcy Code. It is intended that none of the Company's subsidiaries would be involved in a Chapter 11 proceeding, unless necessary in the context of the overall Restructuring. Therefore PGS's day-to-day business with current and future customers, vendors and employees would remain intact and claims from vendors, employees and other subsidiary creditors would be unaffected by the Restructuring as presently contemplated.

     The proposed terms have been developed in discussions with PGS's bank lenders and an ad hoc committee of PGS bondholders, representing a combined 54% of PGS's US$2,140 million senior unsecured pari passu creditors. In addition the proposed terms have the support of a Trust Preferred holder, and the trustee for the Trust Preferreds participated in the discussions regarding these terms. The Company has also obtained support for the Restructuring from shareholders representing 20% of PGS's ordinary shares.

     The parties to the agreement in principle have signed binding agreements to support the Restructuring on the proposed terms, subject to conclusion of definitive agreements and documentation and the satisfaction of certain specified conditions. The binding agreement signed by the parties provides for any bank debt, bonds or shares sold by the parties to remain subject to the same binding agreement to support the Restructuring. Furthermore, to the extent any of these parties purchase additional bank debt, bonds or shares they have agreed these will also be subject to the binding agreement.

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                                                                          Page 2

     The Company intends for the Restructuring to be completed before year-end 2003, subject to the satisfaction of a number of conditions. The timetable is based on a Chapter 11 filing in July 2003, with subsequent court approval of disclosure materials and creditor and shareholder approvals solicited thereafter. The conditions to consummation of the Restructuring include, among other things, the reaching of a final agreement between PGS, its creditors and shareholders on the detailed terms of the Restructuring, and the approval by these parties of the Restructuring. While PGS is confident that such an agreement will be reached, there can be no guarantee that such a final agreement will be reached or consummated. In addition, the parties have executed a side letter which would release the parties obligations in regards to consummation of the Restructuring under certain defined and limited circumstances.


                           TERMS OF THE RESTRUCTURING

     PGS's US$2,140 million senior unsecured creditors, comprising US$680 million of bank debt and US$1,460 million of bond debt (the "Affected Creditors"), would be entitled to select between two recovery packages in any proportion (subject to limitations on over/under subscriptions discussed below):

Package A
---------

     o US$475 million in an 8-year unsecured senior term loan facility, interest at LIBOR + 1.15%, with US$35 million annual repayment in semi-annual installments followed by a final repayment of US$230 million at maturity ("Term Loan") if fully subscribed

Package B
---------

     o    US$350 million of 7-year 10% senior unsecured notes ("Senior A Notes")

     o    US$250 million of 3-year 8% senior unsecured notes ("Senior B Notes")

     o 91% of PGS ordinary shares as constituted immediately post-restructuring after giving shares to the Trust Preferreds and current shareholders, as described below, reduced to 61% after PGS shareholders acquire 30% of the total post-restructuring shares for US$85 million

     o US$85 million of proceeds from the existing shareholders acquisition of 30% of PGS's post-restructuring shares

     The Restructuring would include terms to provide for circumstances in which Package A is under or oversubscribed. Oversubscription of Package A would occur if more than US$680 million of Affected Creditors elected for Package A, and undersubscription if less than US$680 million elected for Package A.

     If Package A were undersubscribed, the Term Loan would be reduced and the amount of Senior A Notes issued would be increased by up to US$400 million. If Package A were oversubscribed, the Term Loan would be increased by up to US$712.5 million, while the Senior A Notes and Senior B Notes would be reduced by specified amounts.

     The new debt issued pursuant to Package A and/or Package B is intended to contain customary covenants to be further negotiated and agreed between the parties. In addition, Affected Creditors would receive, upon completion of the Restructuring, a pro rata share of the cash of the PGS group in excess of US$50 million at the earlier of 31 October 2003 and the time of consummation of the Restructuring.

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                                                                          Page 3

Affected Creditors would also receive a make whole payment to reflect interest forgone if the Restructuring is completed after 31 October 2003, and Package A holders would also receive a percentage of further proceeds in respect to the sale of Atlantis.

     Affected Creditors receiving PGS ordinary shares in the Restructuring would give 5% of PGS's post-restructuring shares to the Trust Preferreds, provided that the Trust Preferreds vote in favour of the Restructuring. This will be implemented through a conversion of the claims of the Trust Preferreds into ordinary shares.

     Affected Creditors receiving PGS ordinary shares in the Restructuring would give 4% of PGS's post-restructuring shares to existing PGS shareholders, provided that existing shareholders vote in favour of the Restructuring. In addition, and subject to the terms of the underwriting to be provided (as described below), existing PGS shareholders would be offered the right to acquire such number of PGS shares that would increase the ownership of such shareholders from 4% to 34%, of PGS's post-restructuring shares for an aggregate consideration of US$85 million. PGS will not receive any of the US$85 million in proceeds from the existing shareholders acquisition of PGS post-restructuring shares.

     The exercise of this right to acquire 30% of the post-restructuring shares from the Affected Creditors would be underwritten by the following significant existing PGS shareholders - Umoe AS (US$60 million), CGG (US$22 million) and TS Industri Invest (US$3 million). These shareholders have agreed to underwrite the entire US$85 million acquisition, subject to the binding agreement signed by the parties. The underwriting shareholders would receive the right to acquire a quarter of the 30% share acquisition in consideration for providing this underwriting. PGS's existing shareholders would therefore have the right to acquire their pro-rata share of the remaining three quarters of the 30% share acquisition.

     Creditors of the PGS group other than the Affected Creditors and holders of the Trust Preferreds described above would not be affected by the Restructuring and would therefore retain their existing claims within the restructured entity upon completion of the Restructuring. Unaffected creditors would include PGS trade and subsidiary obligations, PGS Oslo Seismic Services Ltd. 8.28% Secured Mortgage Notes, PGS capital and operating lease and UK defeased lease obligations and PGS Multi Client Services Securitised Preferred Securities.

     The composition of the board of PGS will be structured such that the Affected Creditors who select Package B will be entitled to select a simple majority of the board members. Super-majority (66 2/3%) of shareholders would be required to change board composition for two years following completion of the Restructuring. It is intended that Mr. Ulltveit-Moe will be Chairman of the Board.

     PGS intends to continue the listing of its ordinary shares on the Oslo Stock Exchange and for its American Depository Shares to continue trading on the U.S. over-the-counter ("OTC") market with a listing in the U.S. as soon as practical after completion of the Restructuring subject to relevant listing requirements. It is intended that PGS new Seniors A and Senior B Notes will be rated by the major credit rating agencies.

     PGS would retain US$50 million of cash in the business post-restructuring. In addition, the Company would have the right to establish a US$70 million secured working capital facility.

     UBS Limited and ABG Sundal Collier are acting as financial advisers to PGS Group (as defined below).


                                      ****

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                                                                          Page 4

     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements, including statements relating to the Company's business plan and expected liquidity in the future, are based on various assumptions and analyses made by the Company, including those described in Annex A, and including the assumption that all material contracts (including FPSO contracts and subsidiary financing arrangements) will be unaffected by the implementation and consummation of the Restructuring, based on the Company's experience and its perception of historical and future trends, on the terms of the proposed Restructuring, on general economic and business conditions and on numerous other factors, including expected future developments, many of which are beyond the control of the Company. Such forward-looking statements are also subject to the risk that the Restructuring described above may not be consummated and certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission. As a result of these factors, the Company's actual results may differ materially from those indicated in or implied by such forward-looking statements.

     This announcement does not constitute an offer of any securities for sale. Any securities issuable in the Restructuring have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration under such act or an applicable exemption from registration requirements.

     UBS Limited and ABG Sundal Collier are acting for PGS, PGS Exploration (UK) Limited and PGS Production AS (the "PGS Group") in connection with the Restructuring.



                                     --END--

Annex A:  PGS Business Plan

In order to facilitate the Restructuring discussions certain non-public information (the "Information") has been presented to the banks and certain bondholders (the "Information Recipients"). Prior to the presentation of the Information, PGS entered into confidentiality arrangements with the Information Recipients. Receipt of the Information has meant that the Information Recipients have been restricted in their ability to trade in PGS securities until publication of the Information. The confidentiality arrangements permit the Information Recipients to publish the Information at certain specified dates if PGS does not itself publish the Information. The Information set out in this Annex A is accordingly being published by PGS solely so that the Information is published in a structured fashion and so that the Information Recipients can then resume trading in PGS securities.

The Information has been prepared based on certain assumptions and projections with respect to the PGS Group's revenue generating capability, capital expenditures and operating expenses, market conditions in the seismic market, the market for FPSO's in the North Sea and on the basis of information known at the time it was prepared. The information was prepared by PGS management for internal purposes and not with a view to public disclosure. The Business Plan which is the source of much of the information contained herein was prepared in November/December 2002 and finalized and presented in January 2003.

The assumptions used in preparing the Information are inherently subject to significant uncertainties and actual results will differ, perhaps materially, from those projected. PGS does not give any assurance that the assumptions that underpin the Information are correct or that the projections and estimates contained in this Annex A will reflect actual results of operations and cash flows. No representation is made or intended with respect to the likely existence of any particular future set of facts or circumstances. No reliance should be placed on the Information or any part of it and it is not intended to provide a basis for making investment decisions regarding PGS securities. PGS will not be publishing any updates in relation to any part of the Information.


Introduction

In November/December 2002, PGS prepared a five-year business plan (the "Business Plan") projecting its financial performance and investment plan. As part of the Restructuring, the Business Plan has been presented to the Information Recipients and has been utilized by all parties as a basis for reaching the agreement in principle for the proposed Restructuring.

When the Business Plan was developed, PGS was organized in a holding company model with two major business lines: PGS Geophysical including Marine Geophysical, Onshore Seismic and Data Processing; and PGS Production including FPSO Operations and Pertra (a small oil company operating on the Varg field in the North Sea). Its subsidiaries Atlantis and Atlantic Power were defined as "assets held for sale", and were not included in the Business Plan. Both of these entities were subsequently sold.

The key points from the Business Plan are summarized below.

Background to the Business Plan

The late 1990s saw unprecedented growth in capital expenditures for seismic vessels and equipment as established and new operators invested in increased capacity to meet expected growth in exploration and production activities. Such demand growth never materialized, resulting in substantial industry over-capacity. In this environment, seismic companies including PGS, invested heavily in their multi client libraries to maintain utilization of their vessels.

The market for the floating production units in the North Sea has been relatively stable, but without the increase in revenues previously forecasted in anticipation of more oil production from "marginal" fields.

Reshaping the Business: A new strategy

In late 2002, PGS took decisive steps to align business priorities to demand from the market place and to address the Company's financial situation. Actions were built around:

o    Short term cash improvement / long term cashflow focus.

o    Cost and personnel reductions.

o    Intensified management of risk.

o    Continuing focus on day-to-day operations and performance.

o    Emphasis on health, safety and environment.

o    Simplified organization with clearer accountabilities.

These strategies build on PGS core strengths, leveraging the Group's strong market position and exploiting its leading technology. To execute these strategies, the new leadership decided to move away from the holding company model and to focus more directly on each of PGS current core businesses. Currently, PGS has four core businesses reporting directly to corporate management: Marine Geophysical (including Data Processing), Onshore Seismic, FPSO Operations and Pertra. In the execution of the Business Plan, management focus is on extracting the full potential of each of these core businesses within the business priorities described above.


Base Case Financial Projections for PGS Group

PGS Management prepared three Business Plans - Low Case, Base Case and High Case. The financial modeling has been based on cashflow projections before interest and taxes, and U.S. GAAP and Norwegian GAAP figures might deviate from the figures presented. The Business Plan assumes that; 1) all FPSO contracts will perform according to contract, including the estimated production profile and 2) all material contracts (including FPSO contracts and subsidiary financing arrangements) are unaffected by the implementation and consummation of the restructuring (e.g. any termination rights which may arise are not invoked).

The table below provides a summary of the financial projections of the Base Case Business Plan that have been disclosed to certain creditors as part of the Restructuring discussions. The macro economic assumptions for the Base Case are an oil price of US$20 per barrel and a continued "soft" economy.

(US$m)                                       2003E     2004E     2005E     2006E      2007E
Revenues
  Production                                   325       274       280       255       270
  Geophysical                                  760       737       713       689       679
  Other/corporate                                0         0         0         0         0
Total revenues                               1,085     1,011       992       944       949

Cash operating costs
  Production                                  -163      -159      -154      -149      -161
  Geophysical                                 -536      -512      -502      -495      -493
  Other/corporate                              -34       -15       -14       -14       -14
Total cash operating costs                    -733      -686      -670      -658      -668

Cash-flow, pre capital expenditures
  Production                                   162       115       126       107       109
  Geophysical                                  224       225       211       194       186
  Other/corporate                              -34       -15       -14       -14       -14
Total cash-flow, pre capital expenditures      352       325       322       286       281

Capital expenditures
  Production                                   -20       -41       -16       -46       -39
  Geophysical                                  -26       -46       -50       -55       -61
  Other/corporate                                0         0         0         0         0
Total capital expenditures                     -46       -87       -66      -101      -100

Cash-flow, post capital expenditures           306       237       257       185       181


Floating Production assumptions
-------------------------------

Revenues:

     o    Market rates for FPSOs are forecasted to be increasing or flat.

     o Rates are assumed somewhat reduced for PGS vessels currently on very profitable contracts.

     o Ramform Banff is assumed to have a sharp improvement in rates when it enters into a new contract towards the end of the Business Plan period.

     o Redeployment of PGS fleet with minimal downtime is assumed when existing contracts expire.

     o No material downtime is assumed during contract periods (the Company has no business interruption insurance).

Cash operating expenditures ("Opex"):

     o Opex are assumed to be relatively flat (only index regulated from today's levels).

     o Opex during idle periods are assumed to be reimbursed by the vessel customer.

Working capital:

     o No changes in working capital are included - accounts receivables and payables are assumed to remain at a normalized level of days outstanding during and following the completion of the Restructuring.

Capital Expenditures ("Capex"):

     o Capex related to new contracts are assumed to be covered by the operator.

     o Maintenance Capex assumed to be US$2.5 million per year per vessel. In addition to maintenance Capex, new anchoring systems costing US$5 million are assumed in 2003.

     o Vessel classification costs assumed to be US$5 million approximately every 5th year and US$15 million approximately every 10th year.

Geophysical Services assumptions
--------------------------------

Revenues:

     o Overall softening prices from limited demand growth and competitive pricing.

     o    Marine operations:

          o Continued downward pressure on prices in the medium term in the competitive 3D market.

          o PGS high technology position (HD3D, 4D and Seafloor) mitigates negative competitive effects, as production related seismic services are forecasted to have stable pricing.

          o Further capacity shift into Contract (MC approx. 15% in 2003; approx. 10% in 2004-06).

          o Discipline in multi-client pre-funding of between 50% and 60% of costs.

     o    Onshore:

          o    Cautious growth after 2003.

          o    Maximize value of the existing equipment base.

          o    Increased late sales of multi-client library.

Cash operating costs:

     o Annual cash cost savings of US$75 million, with main effects coming during 2003/2004.

Working capital:

     o No changes in working capital are included - accounts receivables and payables are assumed to remain at a normalized level of days outstanding during and following the completion of the Restructuring.

Capital Expenditures:

     o Maintenance Capex continues at a total of US$8-10 million per year (all products).

     o    Replacement of lower technology streamer systems (1 vessel per year).

     o    Replacement of old Onshore equipment in 2006 and 2007.

Other assumptions
-----------------

Corporate overhead costs:

     o    Allocated costs included in each business unit.

     o    Fees and expenses related to financial restructuring included in 2003.

     o    Reduced level from 2004/2005 and onwards due to cost cutting program.

Captive Insurance Company costs:

     o    Internal insurance premium costs are included in each Business Unit.

     o    Revenues assumed to equal costs for the captive insurance company.

Reservoir consultants:

     o    Cost basis is included in Business Units - assumed to be break-even.

Assets held for sale:

     o Atlantic Power is sold and the proceeds are included in the 2002 and the 2003 figures.

     o Assumed that Atlantis is not sold and Capex commitments in 2003 are not made.


Low Case and High Case scenarios

In assessing the feasibility of certain capital structures, PGS has considered the impact of some illustrative sensitivities that may apply (i) were the overall economy "softer" and the oil price US$15 per barrel during the Business Plan period (the Low Case), and (ii) were the overall economy strengthened and the oil price US$25 per barrel during the Business Plan period (the High Case). These illustrative sensitivities are set out below:

Low Case
--------

(US$m)                                       2003E     2004E     2005E     2006E      2007E
Revenues
  Production                                  281       208        246       201       221
  Geophysical                                 658       589        535       509       497
  Other/corporate                               0         0          0         0         0
Total revenues                                940       797        781       710       718

Cash operating costs
  Production                                 -159      -140       -189      -149      -153
  Geophysical                                -503      -451       -411      -400      -395
  Other/corporate                             -34       -15        -14       -14       -14
Total cash operating costs                   -696      -606       -615      -564      -563

Cashflow, pre capital expenditures
  Production                                  122        68         58        52        69
  Geophysical                                 155       138        124       109       101
  Other/corporate                             -34       -15        -14       -14       -14
Total cashflow, pre capital expenditures      243       191        167       146       155

Capital expenditures
  Production                                  -15       -15        -42       -38       -48
  Geophysical                                 -26       -45        -47       -52       -58
  Other/corporate                               0         0          0         0         0
Total capital expenditures                    -41       -60        -89       -90      -105

Cashflow, post capital expenditures           202       131         78        57        51


Main changes in assumptions from Base Case
------------------------------------------

Floating Production:

     o Difficult to find new contracts; new contracts at dayrates 10% below Base Case.

     o    Longer idle periods between contracts.

Geophysical Services:

     o    Lower demand situation resulting in materially lower prices.

     o Stacking of vessels/crews to avoid over-investment in multi-client library.

High Case
---------

(US$m)                                       2003E     2004E     2005E     2006E      2007E
Revenues
  Production                                   387       356        349       305       277
  Geophysical                                  775       778        769       749       744
  Other/corporate                                0         0          0         0         0
Total revenues                               1,161     1,134      1,118     1,054     1,021

Cash operating costs
  Production                                  -163      -159       -154      -157      -161
  Geophysical                                 -536      -512       -502      -495      -493
  Other/corporate                              -34       -15        -14       -14       -14
Total cash operating costs                    -733      -686       -670      -666      -668

Cashflow, pre capital expenditures
  Production                                   224       197        195       148       116
  Geophysical                                  238       266        266       254       251
  Other/corporate                              -34       -15        -14       -14       -14
Total cashflow, pre capital expenditures       429       448        448       388       353

Capital expenditures
  Production                                   -20       -10        -11       -16       -45
  Geophysical                                  -26       -46        -50       -55       -61
  Other/corporate                                0         0          0         0         0
Total capital expenditures                     -46       -56        -61       -71      -106

Cashflow, post capital expenditures            383       392        387       317       248


Main changes in assumptions from Base Case
------------------------------------------

Floating Production:

     o    New contracts generally entered into at dayrates 10% above Base Case.

     o    Short idle periods between contracts.

Geophysical Services:

     o Robust exploration and production spending growth and stable capacity improve overall pricing and revenues for all PGS vessels.

Recent developments

Between the time of the presentation of the Business Plan to the creditor groups in January 2003 and the announcement of the Restructuring certain developments have occurred as follows:

     o PGS has made further progress in shifting its seismic vessel capacity from multi-client investments to contracts. The effect is short-term improvement in cash flow.

     o PGS has taken further actions to reduce cost, including a program to reduce office staff by 250 persons (approximately 20%).

     o Atlantis has been sold to China National Chemicals Import & Export Corporation for cash proceeds of US$55.4 million, and further future conditional payments of up to US$ 50 million.

     o Pertra: A new sidetrack on the Varg field was successfully completed in January, increasing revenues due to higher production volumes and oil prices than projected. Pertra has drilled an appraisal well on Varg South, and is in the process of evaluating the results, which will determine the commercial value of oil in Varg South.

     o The Banff vessel has continuing poor performance as the oil throughput and cashflow are lagging somewhat behind the Business Plan assumptions.

     o The Company entered into certain lease structures from 1996 to 1998 relating to Ramforms Challenger, Valiant, Viking, Victory and Vanguard; Petrojarl Foinaven; and production equipment of the Ramform Banff. The Company paid funds to large international banks (the "Payment Banks"), and in exchange, the Payment Banks assumed liability for making rental payments required under the leases (the "Defeased Rental Payments") and the lessors legally released the Company as obligor of such rental payments. Accordingly, the Company has recorded no capital lease obligations on its consolidated balance sheets with respect to these leases. The Defeased Rental Payments are based on assumed Sterling LIBOR rates of between 8% and 9% (the "Assumed Interest Rates"). If actual interest rates are greater than the Assumed Interest Rates, the Company receives rental rebates. Conversely, if actual interest rates are less than the Assumed Interest Rates, the Company is required to pay rentals in excess of the Defeased Rental Payments (the "Additional Required Rental Payments"). Currently interest rates are below the Assumed Interest Rates, but the Business Plan does not reflect any Additional Required Rental Payments.

     o PGS has an ongoing dialogue with the Norwegian tax authorities regarding a potential tax claim involving PGS employees employed by PGS Isle of Man. The issue relates to social security tax and seamen pension for EU citizens employed onboard vessels registered in Norway
          (NIS). Currently no accruals have been made for this possible tax claim, and no expenditures related to this matter are included in the Business Plan.


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